UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 22)1

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York  10022
(212) 451-2300

May 23, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,694,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Fertitta Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,694,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 22 TO SCHEDULE 13D

The following constitutes Amendment No. 22 (“Amendment No. 22”) to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On May 23, 2010, Parent, Merger Sub, Fertitta and Landry’s entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”).  Pursuant to the Merger Agreement, as amended by the First Amendment, each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent (including the Rollover Stock), shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $24.00 in cash, without interest.  The aggregate value of the transactions contemplated by the Merger Agreement, as amended by the First Amendment, is approximately $1.4 billion.

In connection with the First Amendment, on May 23, 2010, Fertitta and Parent amended the Equity Commitment Letter (the “Equity Commitment Amendment”) to reflect the amended per share consideration.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

Fertitta is the founder of Landry’s and is its current Chairman, Chief Executive Officer and President.  Since Landry’s inception, he has been, directly or indirectly, Landry’s largest individual stockholder.

On May 23, 2010, Parent, Merger Sub, Fertitta and Landry’s entered into the First Amendment.  Pursuant to the Merger Agreement, as amended by the First Amendment, each outstanding share of Common Stock (other than shares owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent (including the Rollover Stock), shares held in the treasury of Landry’s and shares owned by stockholders who perfect appraisal rights under applicable law) will be cancelled and converted automatically into the right to receive $24.00 in cash, without interest.

Upon the terms and subject to the conditions in the Merger Agreement, as amended by the First Amendment, Merger Sub will merge with and into Landry’s with Landry’s being the surviving corporation (the “Merger”).  As a result of the Merger, Landry’s will become a wholly-owned subsidiary of Parent and the Common Stock will be delisted from the New York Stock Exchange and may, except as otherwise provided by the terms of Landry’s debt financing, be deregistered under the Securities Exchange Act of 1934, as amended.  Consummation of the Merger is subject to the approval of Landry’s stockholders, including approval by the holders of a majority of the Common Stock voted at the special meeting and not owned by Fertitta and Landry’s other directors named in a lawsuit currently pending in Delaware, and certain other customary closing conditions.

The Merger Agreement, as amended by the First Amendment, provides that, at the effective time of the Merger, Landry’s certificate of incorporation will be amended and restated as provided in the Merger Agreement and the bylaws of Merger Sub will become the bylaws of Landry’s, as the surviving corporation.  In addition, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of Landry’s, as the surviving corporation, and the officers of Landry’s will continue to serve as the officers of the surviving corporation.  The business will continue to be run under the “Landry’s” name after the closing of the Merger.

CUSIP NO. 51508L 10 3

Under the Merger Agreement, as amended by the First Amendment, Fertitta agreed to vote the 5,731,481 shares owned beneficially or of record by him and his affiliates as of June 16, 2008, plus up to the first 300,000 shares acquired upon exercise of his outstanding options, provided all such shares are held as of the record date for the special meeting, in favor of the adoption of the Merger Agreement, as amended by the First Amendment, and the approval of the Merger and any actions required in furtherance thereof.  Fertitta further agreed to vote 3,162,674 shares, plus up to the next 500,000 shares acquired upon exercise of his outstanding options (collectively, the “Excluded Fertitta Shares”), then owned beneficially or of record by him and his affiliates, as of the record date for the special meeting, in such proportion as reflects the manner in which the shares owned by stockholders of Landry’s other than Fertitta and his affiliates are actually voted (with abstentions counted as “no” votes for purposes of calculating how the Excluded Fertitta Shares are voted), with respect to (i) the adoption of the Merger Agreement, as amended by the First Amendment, and the approval of the Merger and any actions required in furtherance thereof, and (ii) any acquisition proposal that results in the termination of the Merger Agreement.  In addition, Fertitta agreed to certain transfer and standstill restrictions with respect to his shares.

The summary of the First Amendment contained herein does not purport to be complete and is qualified in its entirety by reference to the First Amendment, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Except as set forth in this Item 4, Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) – (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) is hereby amended and restated as follows:

(a)           AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

Fertitta is the direct beneficial owner of 9,694,155 shares of Common Stock, including (i) options to acquire 800,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof (100,000 of Fertitta’s options expired unexercised on April 7, 2010) and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, representing in the aggregate approximately 56.9% of the shares of Common Stock outstanding based on 16,236,435 shares of Common Stock outstanding as of May 7, 2010, as reported in Landry’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the Securities and Exchange Commission on May 10, 2010.

Parent may also be deemed to beneficially own 9,694,155 shares of Common Stock, including (i) options to acquire 800,000 shares of Common Stock which are immediately exercisable or will become exercisable within 60 days of the date hereof and (ii) 775,000 shares of restricted Common Stock, 500,000 shares of which vest 10 years from the effective date of grant and 275,000 shares of which vest 7 years from the effective date of grant, beneficially owned by Fertitta, as Fertitta has agreed to contribute such shares of Common Stock to Parent pursuant to the Equity Commitment Letter, as amended by the Equity Commitment Amendment.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On May 23, 2010, Parent, Merger Sub, Fertitta and Landry’s entered into the First Amendment, as defined and described in Items 3 and 4 above.

CUSIP NO. 51508L 10 3

Also on May 23, 2010, Fertitta and Parent entered into the Equity Commitment Amendment, as defined and described in Item 3 above.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

99.1
First Amendment to Agreement and Plan of Merger, dated as of May 23, 2010, by and among Parent, Merger Sub, Fertitta, solely for purposes of Sections 7.10, 7.11 and 9.03(b) and Article X, and Landry’s (incorporated by reference to Exhibit 2.1 of Landry’s Current Report on Form 8-K, filed May 27, 2010).

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 27, 2010
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA GROUP, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President